NO ACT

PE
6-5-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12027853

July 6, 2012

Sandra T. Lane
The Procter & Gamble Company
lane.st@pg.com

Act: 1934
Section:
Rule: 14a-8
Public Availability: 7/6/12

Re: The Procter & Gamble Company
Incoming letter dated June 5, 2012

Dear Ms. Lane:

This is in response to your letters dated June 5, 2012 and July 3, 2012 concerning the shareholder proposal submitted to Procter & Gamble by Jack H. Schmidt. We also have received a letter from the proponent dated June 13, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Jack H. Schmidt
FISMA & OMB Memorandum M-07-16

July 6, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Procter & Gamble Company
Incoming letter dated June 5, 2012

The proposal provides that the chairman shall be a director who is independent from the company, as defined in the New York Stock Exchange listing standards.

There appears to be some basis for your view that Procter & Gamble may exclude the proposal from its proxy materials under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Procter & Gamble, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Procter & Gamble omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Ted Yu
Senior Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Sandra T. Lane
Senior Counsel
Phone: (513) 983-9478
Email: lane.st@pg.com

P&G

The Procter & Gamble Company
Legal Division
299 East 6th St.
Cincinnati, Ohio 45202
www.pg.com

July 3, 2012

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Procter & Gamble Company/Proposal submitted by Jack H. Schmidt*
Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

This is the response of The Procter & Gamble Company (the "Company") to the letter from Mr. Jack Schmidt (the "Proponent") dated June 13, 2012. Mr. Schmidt has asked the staff of the Division of Corporate Finance (the "Staff") to deny the Company's request to exclude his shareholder proposal (the "Proposal") from the Company's proxy materials for our 2012 Annual Meeting of Shareholders (the "2012 Proxy Materials"), contending that the Proposal is not impermissibly vague.

A copy of this correspondence is being sent concurrently to the Proponent.

The Proponent takes the position that the New York Stock Exchange ("NYSE") Guidelines on director independence are clear enough to be understood by reference alone. Further, according to the Proponent, it is sufficient that the Company understands the Proposal. Notably, however, the Proponent makes no assertion that *shareholders* clearly understand the NYSE Guidelines or that they could understand the NYSE's standards on independence solely by reference. This is a crucial distinction, since Rule 14a-9 is designed to protect the shareholder – not just the company – from false or misleading statements.

To support his position, the Proponent relies on the language in Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"), which states that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." The Proponent interprets this guidance to mean that the shareholder need not understand a proposal as long as the company understands it. This interpretation of SLB 14B would completely undercut the purpose of the proxy solicitation process, which provides a framework for allowing shareholders to make informed voting decisions. As noted by the SEC, "[s]olicitations, whether by management or shareholders, must disclose all important facts about the issues on which shareholders are asked to vote." *(http://www.sec.gov/answers/proxy.htm)*

Proponent's interpretation is also plainly contrary to the Staff's precedents. For instance, in *WellPoint, Inc.*, (avail. Feb. 24, 2012) the Staff permitted the exclusion of a nearly identical proposal for vagueness. It is particularly notable that the Staff permitted exclusion even after the proponent in that instance argued that the proxy statement of Wellpoint, Inc., referred to the NYSE standards without elaboration. Not only did the Staff agree with WellPoint that the proposal was vague and indefinite, the Staff expressly affirmed its position by rejecting proponent's request for reconsideration. *See WellPoint, Inc.*, (avail. March 27, 2012). Proponent ignores the precedent in *Wellpoint, Inc.*, makes no reference to shareholders' ability to understand the Proposal, and instead appears to argue that Company's comprehension of the Proposal is all that counts.

Finally, as noted in our letter of June 5th, the ability of shareholders to make an informed choice is critical in this instance because the Proposal seeks to modify the Company's Code of Regulations. Consequently, if the Proponent's proposal were included in the 2012 Proxy Materials, shareholders would be asked to fundamentally amend the Company's key corporate governance documents without being informed as to the scope, implications and consequences of such amendment.

The Company therefore respectfully reiterates our request for the Staff to confirm that it will take no action if the Company excludes the Proposal from our 2012 Proxy Materials pursuant to Rule 14a-8(i)(3).

Sincerely,

Sandra T. Lane
Senior Counsel

RECEIVED
2012 JUN 18 PM 4:16
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

FISMA & OMB Memorandum M-07-16

June 13, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: *The Procter & Gamble Company/Proposal submitted by Jack H. Schmidt Exchange Act of 1934 – Rule 14a-8*

Ladies and Gentlemen:

My name is Jack H. Schmidt and I am the Procter & Gamble shareholder who submitted the proposal to Procter & Gamble to establish the Chairman of the Board as a director who is independent from the Company.

I write this letter in response to P&G's letter to your office dated June 5, 2012. In that letter, P&G Senior Counsel Sandra T. Lane requests that the staff of the Division of Corporation Finance confirm that it will not recommend enforcement action to the Securities & Exchange Commission if the Company (P&G) excludes the Proposal from their 2012 Proxy Materials.

The reason to include the proposal is that it complies with all requirements of Rule 14a-8 and must legally be included.

P&G's proposed Basis For Exclusion is that the Proposal, "refers to an external set of guidelines for implementing the Proposal but fails to adequately define those guidelines, rendering it impermissibly vague and indefinite so as to be inherently misleading." P&G contends that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires," and thus "is excludable under Rule 14a-8(i)(3) as vague and indefinite".

The external set of guidelines referred to in the Proposal and to which P&G objects is the New York Stock Exchange listing standards which are anything but vague and indefinite. Sections 303A.1 (Independent Director) and 303A.2 (Independence Tests) lay out in precise detail what is required to establish a Chairman of the Board as a director who is independent from the Company.

A plain reading of P&G's 2011 Proxy Statement confirms that Procter & Gamble not only understands what is required to establish independence under the New York Stock Exchange listing standards, ***but also regularly utilizes those standards:***

- The Audit Committee – *"**All members of this Committee are independent under the New York Stock Exchange ("NYSE") listing standards** ..."* (page 15 of the 2011 P&G proxy)

- The Compensation & Leadership Development Committee – *"**All members of this Committee are independent under the NYSE listing standards** and Independence Guidelines."* (page 15)

- The Governance & Public Responsibility Committee – *"**All members of the Governance & Public Responsibility Committee are independent under the NYSE listing standards** and the Independence Guidelines"* (page 16)

- The Innovation & Technology Committee – *"**All members of the Innovation & Technology Committee are independent under the NYSE listing standards** and the Independence Guidelines."* (page 16)

- Mr. McDonald is Chairman of the Board, President and CEO of the Company. ***As such, he cannot be deemed independent under the NYSE listing standards*** *and the Independence Guidelines.* (page 17)

Lastly, I ask that the Office of Chief Counsel look very closely at the support provided by P&G. In its Analysis, P&G cites Staff Legal Bulletin No 14B (Sept. 15, 2004). P&G's letter states, "The Staff has consistently taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, ***nor*** the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The key word here is "nor". For your office to conclude that Staff Legal Bulletin 14B provides support for excluding the shareholder resolution from the P&G 2012 proxy materials, it would have to conclude that Procter & Gamble, as a company, would not be able to determine with any reasonable certainty exactly what measures the proposal requires.

The Proposal requires election of a Chairman of the Board who is independent from the Company in conformance with NYSE listing standards. Given P&G's own extensive use of those same standards to define the independence of its outside board members and lack of independence of its combined Chairman/CEO in its 2011 Proxy, its current position that those guideline are 'impermissibly vague and indefinite so as to be inherently misleading" is incredulous and without merit. P&G has no basis to exclude this valid shareholder proposal from its 2012 Proxy Materials.

I respectfully ask that Procter & Gamble's request that the staff of the Division of Corporation Finance confirm that it will not recommend enforcement action to the Securities and Exchange Commission be denied. If P&G fails to include this valid shareholder proposal in its 2012 Proxy Materials, it should be subject to swift enforcement action.

A copy of this letter is being provided to Sandra T. Lane, Procter & Gamble Senior Counsel.

Sincerely,

Jack H. Schmidt

Jack H. Schmidt
P&G Shareholder

FISMA & OMB Memorandum M-07-16

Cc: Sandra T. Lane, Procter & Gamble

Sandra T. Lane
Senior Counsel
Phone: (513) 983-9478
Email: lane.st@pg.com

P&G

The Procter & Gamble Company
Legal Division
299 East 6th St.
Cincinnati, Ohio 45202
www.pg.com

June 5, 2012

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Procter & Gamble Company/Proposal submitted by Jack H. Schmidt*
Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of The Procter & Gamble Company (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934. As discussed below, the Company received a shareholder proposal dated April 24, 2012 (the "Proposal") from Jack H. Schmidt (the "Proponent") for inclusion in the proxy materials for our 2012 Annual Meeting of Shareholders (the "2012 Proxy Materials"). By this letter, the Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Securities & Exchange Commission (the "Commission") if the Company excludes the Proposal from the 2012 Proxy Materials for the reasons stated below.

Pursuant to Rule 14a-8(j), we have: (1) filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and (2) concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7,2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. THE PROPOSAL

The Proposal states:

RESOLVED: Pursuant to Section 1701.11 of the Ohio Revised Code, the shareholders hereby amend the Regulations to add the following text where designated:

Add a new Section 5 to Article IV:

> "Notwithstanding any other provision of these Regulations, the Chairman of the Board shall be a director who is independent from the Company. For purposes of this Regulation, 'independent' has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Company's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange's definition of independence shall apply. If the Board of Directors determines that a Chairman of the Board who was independent at the time he or she was selected is no longer independent, the Board of Directors shall select a new Chairman of the Board who satisfies the requirement of this Regulation within 60 days of such determination. Compliance with this requirement may be excused if no director who qualifies as independent is elected by shareholders or if no independent director is willing to serve as Chairman of the Board. This Regulation shall apply prospectively, so as not to violate any contractual obligation of the Company in effect when this Regulation was adopted."

The Proposal and accompanying cover letter are attached as Exhibit A.

II. BASIS FOR EXCLUSION

The Company believes that the Proposal may properly be excluded from the 2012 Proxy Materials pursuant to Rule l4a-8(i)(3) because the Proposal refers to an external set of guidelines for implementing the Proposal but fails to adequately define those guidelines, rendering it impermissibly vague and indefinite so as to be inherently misleading.

III. ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules. The Staff has consistently taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15,2004) ("SLB 14B"); *see also Dyer* v. *SEC,* 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail").

The Staff has consistently permitted the exclusion of shareholder proposals that, like the Proposal, seek to impose a standard for independence by reference to a particular set of guideline, but does not describe the substantive provisions of the external guidelines. *See, e.g., WellPoint, Inc.*, (avail. Feb. 24, 2012) (concurring with the exclusion of a nearly identical proposal); *Exxon Mobil Corp. (Naylor)* (avail. Mar. 21, 2011) (concurring with the exclusion of a proposal requesting the use of, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *AT&T Inc.* (Feb. 16, 2010) (concurring with the exclusion of a proposal that sought a report on, among other things, "grassroots lobbying communications as defined in 26 C.F.R. § 56.4911-2"); *Johnson & Johnson* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations).

We note, in particular, that the Staff has recently expressly permitted the exclusion of a substantially similar proposal for being vague and indefinite. (*See WellPoint, Inc.*, (avail. Feb. 24, 2012)). In *WellPoint*, the proposal sought to impose a standard for independence by reference to the "definition set forth in the New York Stock Exchange ("NYSE") listing standards." The Staff agreed with WellPoint's arguments that the proposal was so vague and indefinite that neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures were required. Moreover, the Staff later affirmed this position when it rejected a request from the proponent that the Staff reconsider its position. *See WellPoint, Inc.*, (avail. March 27, 2012) (refusing to reconsider after reviewing proponent's arguments seeking reversal).

The Staff's position with respect to these kinds of arguments predates its position in *Wellpoint*. In *Boeing Co.* (avail. Feb. 10, 2004), a shareholder proposal requested a bylaw requiring the chairman of the company's board of directors to be an independent director, "according to the 2003 Council of Institutional Investors definition." The proposal failed to adequately describe or define the standard referenced such that shareholders would be unable to make an informed decision on the merits of the proposal. The Staff concurred that the proposal under Rule 14a-8(i)(3) was vague and indefinite because it "fail[ed] to disclose to shareholders the definition of 'independent director' that it [sought] to have included in the bylaws." *See also PG&E Corporation* (avail. Mar. 7, 2008); *Schering-Plough Corporation* (avail. Mar. 7, 2008); *JPMorgan Chase & Co.* (avail Mar. 5,2008) (all concurring in the exclusion of proposals that requested that the company require the board of directors to appoint an independent lead director as defined by the standard of independence "set by the Council of Institutional Investors," without providing an explanation of what that particular standard entailed). The language of this Proposal is similarly vague and indefinite.

The Proposal, which states that the chairman of the board of directors must be an independent director "according to the definition set forth in the New York Stock Exchange ('NYSE') listing standards," is substantially similar to the proposal in *Boeing* and *WellPoint*. Just as in *WellPoint*, the Proposal relies upon an external standard of independence (the NYSE's listing standards) in order to implement a central aspect of the Proposal but fails to describe the substantive provisions of the standard. Without a description of the NYSE's listing standards, shareholders will be unable to determine the standard of independence that is the subject of the vote. As *WellPoint* and other no-action letters suggest, shareholders cannot make an informed decision on the merits of the Proposal without knowing exactly what they are voting for or against. *See* SLB 14B (noting that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"). *See also Mattel, Inc.* (avail. Feb. 9, 2012), which involved an independence proposal that was excludable because it referred to the NYSE standard even though the company was listed on the NASDAQ.

The Proposal is similar to the proposal in *Boeing,* where the Staff agreed with Boeing that the proposal at issue in that letter was impermissibly vague through its reliance on the Council of Institutional Investors definition of independence. Consistent with *Boeing,* here the New York Stock Exchange standard of independence is a central element of the Proposal and is neither defined nor explained, thus rendering the Proposal impermissibly vague.

Moreover, to the extent the supporting statement's discussion of independence in terms of the separation of the roles of chairman and chief executive officer is intended to supplement the reference to the New York Stock Exchange in the text of the Proposal, the Staff has concurred that where a proposal calls for the full implementation of an external standard, as is the case here, describing only some of the standard's substantive provisions provides insufficient guidance to shareholders and the company. *See Boeing Co.* (avail. Feb. 5, 2010) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting the establishment of a board committee that "will follow the Universal Declaration of Human Rights," where the proposal failed to adequately describe the substantive provisions of the standard to be applied); *Occidental Petroleum Corporation* (avail. Mar. 8,2002) (concurring with the exclusion of a proposal requesting the implementation of a policy "consistent with" the "Voluntary Principles on Security and Human Rights," where the proposal failed to adequately summarize the external standard despite referring to some, but not all, of the standard's provisions); *Revlon, Inc.* (avail. Mar. 13,2001) (concurring with the exclusion of a proposal seeking the "full implementation" of the "SA8000 Social Accountability Standards," where the proposal referred to some of the standard's provisions but failed to adequately describe what would be required of the company). Although the Staff has declined to permit exclusion where a proposal only requested a policy "based on" an external standard if the standard is generally described in the proposal, *see Peabody Energy Corp.* (avail. Mar. 8,2006) (denying no-action relief where a proposal only requested a policy based on "the International Labor Organization's Declaration of Fundamental Principles and Rights at Work"); *The Stride Rite Corporation* (avail. Jan. 16, 2002) (denying no-action relief where a proposal requested the implementation of a code of conduct "based on" ILO human rights standards), the Proposal requires that the Company change its Code of Regulations to require that the chairman "be an independent director according to the definition of independence set forth in New York Stock Exchange ...listing standards," leaving the Company no discretion to incorporate some, but not all, of the NYSE standard's provisions. Although the requirement that a director not be employed by the listing company is one element of the NYSE standard of independence, the supporting statement's discussion of this provision does not clarify the additional requirements of the standard, yet the Proposal would require compliance with those additional requirements. Accordingly, shareholders voting on the Proposal will not have the necessary information from which to make an informed decision on all of the specific requirements the Proposal would impose. This lack of information is all the more detrimental here because the Proposal does not merely request the creation of a new policy or guideline, but seeks to change the Company's Code of Regulations. Thus, shareholders are effectively being asked to approve a fundamental amendment of the Company's governing documents without being informed as to the extent of this change or its ramifications.

Accordingly, we believe that the Proposal's failure to describe the substantive provisions of the NYSE standard of independence will render shareholders who are voting on the Proposal unable to determine with any reasonable certainty what actions or measures the Proposal requires. As a result, we believe the Proposal is so vague and indefinite as to be excludable in its entirety under Rule 14a-8(i)(3).

IV. CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff confirm that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(i)(3).

Should you have any questions regarding this matter or require additional information, please contact me at (513) 983-9478. Please be aware that the Company intends to file its definitive 2012 Proxy Materials with the Commission on August 24, 2012 in advance of the Annual Meeting of Shareholder to be held on October 9, 2012. As a result, a decision by the Staff by August 10, 2012 would be greatly appreciated.

Sincerely,

Sandra T. Lane
Senior Counsel

April 24, 2012

Susan S. Felder
Assistant Secretary
One P&G Plaza
Cincinnati, OH 45202-3315

Dear Susan,

The attached proposal is submitted for inclusion in the 2012 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. As trustee of a trust in my name, I am the beneficial owner of Procter & Gamble company shares as defined in Rule 13d-3 of the Act. I intend to maintain ownership of the required number of shares through the date of the next stockholder's annual meeting. I have been a shareholder of more than $2,000 in market value of Procter & Gamble Company stock continuously for more than one year and verification of my ownership position is included. I, or a representative on my behalf, will attend the shareholder's meeting to move the resolution as required by SEC rules.

Should you have any questions, I can be reached at the contact information below.

Sincerely,

Jack H. Schmidt

*** FISMA & OMB Memorandum ***

PROPOSAL

RESOLVED: Pursuant to Section 1701.11 of the Ohio Revised Code, the shareholders hereby amend the Regulations to add the following text where designated:

Add a new Section 5 to Article IV:

"Notwithstanding any other provision of these Regulations, the Chairman of the Board shall be a director who is independent from the Company. For purposes of this Regulation, 'independent' has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Company's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange's definition of independence shall apply. If the Board of Directors determines that a Chairman of the Board who was independent at the time he or she was selected is no longer independent, the Board of Directors shall select a new Chairman of the Board who satisfies the requirement of this Regulation within 60 days of such determination. Compliance with this requirement may be excused if no director who qualifies as independent is elected by shareholders or if no independent director is willing to serve as Chairman of the Board. This Regulation shall apply prospectively, so as not to violate any contractual obligation of the Company in effect when this Regulation was adopted."

SUPPORTING STATEMENT

It is the responsibility of the Board of Directors to protect shareholders' long-term interest by providing independent oversight of management, including of the Chief Executive Officer ("CEO") and President. Current CEO and President Robert McDonald also serves as the Chairman of the Board of the Company. We believe that combining these positions may not adequately protect shareholders.

An independent board chair has been found in studies to improve the financial performance of public companies. A Booz & Co. study found that in 2006, all of the underperforming North American companies with a CEO of long tenure lacked an independent board chair (The Era of the Inclusive Leader, Booz Allen Hamilton, Summer 2007). A more recent study found worldwide, companies are now routinely separating the jobs of chair and CEO: in 2009 less than 12 percent of incoming CEOs were also made chair, compared with 48 percent in 2002 (CEO Succession 2000–2009: A Decade of Convergence and Compression, Booz & Co., Summer 2010).

The role of Chairman of the Board is fundamentally different from that of CEO and President and should not be held by the same person. There should be a clear division of the responsibilities between these positions to ensure a balance of power and authority on the Board.

We therefore urge shareholders to vote FOR this proposal.